Exhibit 99.1

Dou Yu International Holdings Limited Reports Fourth

Quarter and Full Year 2024 Unaudited Financial Results

WUHAN, China, Mar. 14, 2025 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2024.

Fourth Quarter 2024 Financial and Operational Highlights

•	Total net revenues in the fourth quarter of 2024 were RMB1,136.0 million (US$155.6 million), compared with RMB1,296.0 million in the same period of 2023.

•	Gross profit in the fourth quarter of 2024 was RMB69.8 million (US$9.6 million), compared with RMB126.2 million in the same period of 2023.

•	Net loss in the fourth quarter of 2024 was RMB163.7 million (US$22.4 million), compared with net loss of RMB62.2 million in the same period of 2023.

•	Adjusted net loss (non-GAAP)[1] in the fourth quarter of 2024 was RMB68.8 million (US$9.4 million), compared with RMB5.0 million in the same period of 2023.

•	Average mobile MAUs[2] in the fourth quarter of 2024 were 44.5 million, compared with 51.7 million in the same period of 2023.

•	The number of quarterly average paying users[3] in the fourth quarter of 2024 was 3.3 million, compared with 3.7 million in the same period of 2023.

Full Year 2024 Financial Highlights

•	Total net revenues for the full year of 2024 were RMB4,270.8 million (US$585.1 million), compared with RMB5,530.4 million for the full year of 2023.

•	Gross profit for the full year of 2024 was RMB323.8 million (US$44.4 million), compared with RMB684.0 million for the full year of 2023.

•	Net loss for the full year of 2024 was RMB297.4 million (US$40.8 million), compared with net income of RMB35.5 million for the full year of 2023.

•	Adjusted net loss (non-GAAP) for the full year of 2024 was RMB239.9 million (US$32.9 million), compared with adjusted net income (non-GAAP) of RMB154.0 million for the full year of 2023.

Ms. Simin Ren, Co-Chief Executive Officer of DouYu, commented, “Our business and financial position remained stable in the fourth quarter of 2024. Quarter-over-quarter, our mobile MAUs rose 5.9% to 44.5 million, and our total net revenues showed a steady increase led by advancements in our innovative business. Navigating the ongoing macroeconomic headwinds, we focused on optimizing resource allocation while further diversifying our revenue streams. We also scaled back inefficient investments, prioritizing resources that strengthen our platform’s core game-centric content ecosystem and business fundamentals. This year, we plan to emphasize advancing our strategic revenue diversification and cost-efficiency initiatives. We also plan to optimize the cost structure of our traditional businesses, use AI to boost our operational efficiency and accelerate the commercialization of our innovative business. Although these cost adjustments may lead to significant declines in platform traffic and revenues for a period of time, we believe they will improve our overall financial health and lay a solid foundation for the Company’s long-term, sustainable growth.”

1 “Adjusted net loss (non-GAAP)” is defined as net loss excluding share of loss (income) in equity method investments, gain on disposal of investment, impairment losses and fair value adjustments on investments, and impairment of goodwill and intangible assets. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Mr. Hao Cao, Vice President of DouYu, commented, “Our revenue diversification strategy yielded strong results in 2024, showing a substantial shift in our revenue mix. Revenues from our innovative business, advertising and others grew by 63.6% for the year to RMB1.2 billion, accounting for 28% of our total revenues in 2024. Despite current profitability pressure, we expect that our planned structural cost optimizations and operating expense controls will improve our gross margin and narrow our net loss in 2025. Reinforcing our commitment to financial stability and shareholder returns, we declared our second US$300 million special cash dividend in January 2025. Moving forward, we will further strengthen our fundamentals and business resilience while pursuing growth opportunities to drive sustainable, long-term shareholder value.”

Fourth Quarter 2024 Financial Results

Total net revenues in the fourth quarter of 2024 decreased by 12.3% to RMB1,136.0 million (US$155.6 million), compared with RMB1,296.0 million in the same period of 2023.

Livestreaming revenues in the fourth quarter of 2024 decreased by 28.4% to RMB730.9 million (US$100.1 million) from RMB1,020.8 million in the same period of 2023. The decrease was primarily due to decreases in both the number of total paying users and average revenue per paying user, as a result of continued macroeconomic softness and evolving user spending patterns.

Innovative business, advertising and other revenues (formerly known as advertising and other revenues) in the fourth quarter of 2024 increased by 47.2% to RMB405.1 million (US$55.5 million) from RMB275.2 million in the same period of 2023. The increase was primarily driven by higher revenues from our voice-based social networking service and game membership service.

Cost of revenues in the fourth quarter of 2024 decreased by 8.8% to RMB1,066.2 million (US$ 146.1 million) from RMB1,169.7 million in the same period of 2023.

Revenue-sharing fees and content costs in the fourth quarter of 2024 decreased by 9.3% to RMB896.2 million (US$122.8 million) from RMB988.6 million in the same period of 2023. For comparison purpose, we reclassified certain costs related to our innovative business from other costs to revenue-sharing fees for the fourth quarter of 2023. The decrease was primarily driven by a reduction in content costs, as well as a decrease in revenue-sharing fees due to lower livestreaming revenues. The decrease was partially offset by increased revenue-sharing fees related to revenue growth in our innovative business.

Bandwidth costs in the fourth quarter of 2024 decreased by 30.0% to RMB70.3 million (US$9.6 million) from RMB100.5 million in the same period of 2023. The decline was primarily due to a year-over-year decrease in peak bandwidth usage.

Gross profit in the fourth quarter of 2024 was RMB69.8 million (US$9.6 million), compared with RMB126.2 million in the same period of 2023. The decline in gross profit was primarily driven by a faster decrease in livestreaming revenues relative to the cost of revenues. Gross margin in the fourth quarter of 2024 was 6.1%, compared with 9.7% in the same period of 2023.

Sales and marketing expenses in the fourth quarter of 2024 decreased by 5.5% to RMB79.3 million (US$10.9 million) from RMB84.0 million in the same period of 2023. The decrease was mainly attributable to a decrease in staff-related expenses.

Research and development expenses in the fourth quarter of 2024 decreased by 42.2% to RMB34.2 million (US$4.7 million) from RMB59.1 million in the same period of 2023. The decrease was mainly attributable to a decrease in staff-related expenses.

General and administrative expenses in the fourth quarter of 2024 decreased by 10.4% to RMB71.7 million (US$9.8 million) from RMB80.0 million in the same period of 2023. The decrease was mainly attributable to decreases in staff-related expenses and provision for receivables. The decrease was partially offset by an expense related to our ongoing employee streamlining initiatives.

Loss from operations in the fourth quarter of 2024 was RMB183.5 million (US$25.1 million), compared with RMB120.4 million in the same period of 2023.

Adjusted loss from operations (non-GAAP), which excludes impairment loss of goodwill and intangible assets, was RMB108.1 million (US$14.8 million) in the fourth quarter of 2024, compared with RMB86.4 million in the same period of 2023.

Net loss in the fourth quarter of 2024 was RMB163.7 million (US$22.4 million), compared with RMB62.2 million in the same period of 2023.

Adjusted net loss (non-GAAP), which excludes net loss excluding share of (income) loss in equity method investments, impairment losses and fair value adjustments on investments and impairment loss of goodwill and intangible assets, was RMB68.8 million (US$9.4 million) in the fourth quarter of 2024, compared with RMB5.0 million in the same period of 2023.

Basic and diluted net loss per ADS4 in the fourth quarter of 2024 were both RMB5.43 (US$0.74). Adjusted basic and diluted net loss per ADS (non-GAAP) in the fourth quarter of 2024 were both RMB2.28 (US$0.31).

Full Year 2024 Financial Results

Total net revenues for the full year of 2024 were RMB4,270.8 million (US$585.1 million), compared with RMB5,530.4 million in the same period of 2023. The decrease was primarily driven by the year-over-year decrease in livestreaming revenues, which was partially offset by the increase in innovative business, advertising and other revenues.

Gross profit for the full year of 2024 was RMB323.8 million (US$44.4 million), compared with RMB684.0 million in the same period of 2023.

4 Every one ADS represents one ordinary share for the relevant period and calendar year.

Adjusted loss from operations (non-GAAP), which excludes impairment loss of goodwill and intangible assets, was RMB488.7 million (US$67.0 million) for the full year of 2024, compared with RMB130.0 million in the same period of 2023.

Adjusted net loss (non-GAAP) for the full year of 2024, which excludes net loss excluding share of income (loss) in equity method investments, gain on disposal of investment, impairment losses and fair value adjustments on investments, and impairment loss of goodwill and intangible assets, was RMB239.9 million (US$32.9 million), compared with an adjusted net income (non-GAAP) of RMB154.0 million in the same period of 2023.

Basic and diluted net loss per ADS for the full year of 2024 were both RMB9.65 (US$1.32). Adjusted basic and diluted net loss per ADS (non-GAAP) for the full year 2024 were both RMB7.78 (US$1.07).

Cash and cash equivalents, restricted cash and bank deposits

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB4,467.8 million (US$612.1 million), compared with RMB6,855.5 million as of December 31, 2023. The decrease was primarily due to a special cash dividend distribution of US$300 million and a US$20 million allocated to the share repurchase program.

Conference Call Information

The Company will hold a conference call on March 14, 2025, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-317-6061
United States Toll-Free:	+1-888-317-6003
Mainland China Toll-Free:	4001-206115
Hong Kong Toll-Free:	800-963976
Singapore Toll-Free:	800-120-5863
Conference ID:	7678857

The replay will be accessible through March 21, 2025, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll-Free:	+1-877-344-7529
Conference ID:	2353891

A live and archived webcast of the conference call will also be available on the Company's investor relations website at http://ir.douyu.com.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted loss from operations is calculated as net income (loss) adjusted for Impairment of goodwill and intangible assets. Adjusted net income (loss) is calculated as net income (loss) adjusted for share of loss (income) in equity method investments, gain on disposal of investment, impairment losses and fair value adjustments on investments, and impairment loss of goodwill and intangible assets. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share of loss (income) in equity method investments, gain on disposal of investment, impairment losses and fair value adjustments on investments, and impairment loss of goodwill and intangible assets. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share of loss (income) in equity method investments, (ii) gain on disposal of investment, (iii) impairment losses and fair value adjustments on investments, and (iv) impairment of goodwill and intangible assets to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on December 31, 2024, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. The announced results of the fourth quarter and full year 2024 are preliminary and unaudited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2023	2024	2024
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,440,131	1,017,148	139,349
Restricted cash	-	83	11
Short-term bank deposits	1,716,540	3,070,374	420,640
Accounts receivable, net	73,453	49,057	6,721
Prepayments	38,181	26,885	3,683
Amounts due from related parties	68,994	74,175	10,162
Other current assets	348,129	231,354	31,695
Total current assets	6,685,428	4,469,076	612,261

Property and equipment, net	13,808	7,093	972
Intangible assets, net	120,694	60,917	8,346
Long-term bank deposits	630,000	360,000	49,320
Investments	436,197	456,815	62,583
Right-of-use assets, net	22,792	15,816	2,167
Other non-current assets	163,184	76,616	10,496
Total non-current assets	1,386,675	977,257	133,884
TOTAL ASSETS	8,072,103	5,446,333	746,145

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	534,428	498,667	68,317
Advances from customers	12,911	4,444	609
Deferred revenue	315,969	252,346	34,571
Accrued expenses and other current liabilities	246,601	233,150	31,941
Amounts due to related parties	251,392	222,589	30,495
Lease liabilities due within one year	14,768	11,458	1,570
Total current liabilities	1,376,069	1,222,654	167,503

Lease liabilities	6,701	4,223	579
Total non-current liabilities	6,701	4,223	579
TOTAL LIABILITIES	1,382,770	1,226,877	168,082

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.0000, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2023	2024	2024
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	20	3
Treasury shares	(911,217)	-	-
Additional paid-in capital	10,670,287	7,514,498	1,029,482
Accumulated deficit	(3,485,007)	(3,782,450)	(518,194)
Accumulated other comprehensive income	415,247	487,388	66,772
Total DouYu Shareholders’ Equity	6,689,333	4,219,456	578,063
Total Shareholders’ Equity	6,689,333	4,219,456	578,063
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,072,103	5,446,333	746,145

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.0000, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	Dec 31, 2023	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,295,962	1,063,101	1,136,000	155,631	5,530,405	4,270,825	585,101
Cost of revenues	(1,169,712)	(1,002,282)	(1,066,209)	(146,070)	(4,846,371)	(3,946,993)	(540,736)
Gross profit	126,250	60,819	69,791	9,561	684,034	323,832	44,365
Operating (expenses) income
Sales and marketing expenses	(83,998)	(79,260)	(79,348)	(10,871)	(351,727)	(311,140)	(42,626)
General and administrative expenses	(80,031)	(41,462)	(71,674)	(9,819)	(237,756)	(204,429)	(28,007)
Research and development expenses	(59,072)	(43,243)	(34,150)	(4,679)	(276,936)	(181,676)	(24,890)
Other operating (loss) income, net	(9,618)	8,964	(68,153)	(9,337)	32,315	(190,807)	(26,140)
Impairment of goodwill	(13,967)	-	-	-	(13,967)	-	-
Total operating expenses	(246,686)	(155,001)	(253,325)	(34,706)	(848,071)	(888,052)	(121,663)
Loss from operations	(120,436)	(94,182)	(183,534)	(25,145)	(164,037)	(564,220)	(77,298)
Other expenses, net	(21,844)	44,242	(21,401)	(2,932)	(52,874)	21,898	3,000
Interest income, net	82,556	60,840	45,147	6,185	284,982	263,052	36,038
Foreign exchange (loss) income	(122)	(70)	546	75	126	1,235	169
(Loss) income before income taxes and share of (loss) income in equity method investments	(59,846)	10,830	(159,242)	(21,817)	68,197	(278,035)	(38,091)
Income tax expense	(1,069)	(6,432)	(6,464)	(886)	(1,069)	(15,407)	(2,111)
Share of (loss) income in equity method investments	(1,310)	(994)	1,981	271	(31,610)	(4,001)	(548)
Net (loss) income	(62,225)	3,404	(163,725)	(22,432)	35,518	(297,443)	(40,750)
Net (loss)income attributable to ordinary shareholders of the Company	(62,225)	3,404	(163,725)	(22,432)	35,518	(297,443)	(40,750)
Net (loss) income per ordinary share
Basic	(1.95)	0.11	(5.43)	(0.74)	1.11	(9.65)	(1.32)
Diluted	(1.95)	0.11	(5.43)	(0.74)	1.11	(9.65)	(1.32)
Net (loss) income per ADS(2)
Basic	(1.95)	0.11	(5.43)	(0.74)	1.11	(9.65)	(1.32)
Diluted	(1.95)	0.11	(5.43)	(0.74)	1.11	(9.65)	(1.32)
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271
Diluted	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271
Weighted average number of ADS used in calculating net (loss) income per ADS
Basic	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271
Diluted	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.0000, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	Dec 31, 2023	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(120,436)	(94,182)	(183,534)	(25,145)	(164,037)	(564,220)	(77,298)
Add:
Impairment of goodwill and intangible assets	34,035	-	75,473	10,340	34,035	75,473	10,340
Adjusted Operating loss (non-GAAP)	(86,401)	(94,182)	(108,061)	(14,805)	(130,002)	(488,747)	(66,958)

Net (loss) income	(62,225)	3,404	(163,725)	(22,432)	35,518	(297,443)	(40,750)
Add:
Share of loss (income) in equity method investments	1,310	994	(1,981)	(271)	31,610	4,001	548
Gain on disposal of investment(2)	-	-	-	-	(5,132)	-	-
Impairment losses and fair value adjustments on investments(2)	21,844	(44,242)	21,401	2,932	58,006	(21,898)	(3,000)
Impairment losses of goodwill and intangible assets	34,035	-	75,473	10,340	34,035	75,473	10,340
Adjusted net (loss) income (non-GAAP)	(5,036)	(39,844)	(68,832)	(9,431)	154,037	(239,867)	(32,862)

Net (loss) income attributable to DouYu	(62,225)	3,404	(163,725)	(22,432)	35,518	(297,443)	(40,750)
Add:
Share of loss (income) in equity method investments	1,310	994	(1,981)	(271)	31,610	4,001	548
Gain on disposal of investment	-	-	-	-	(5,132)	-	-
Impairment losses and fair value adjustments on investments	21,844	(44,242)	21,401	2,932	58,006	(21,898)	(3,000)
Impairment losses of goodwill and intangible assets	34,035	-	75,473	10,340	34,035	75,473	10,340
Adjusted net (loss) income attributable to DouYu	(5,036)	(39,844)	(68,832)	(9,431)	154,037	(239,867)	(32,862)

Adjusted net (loss) income per ordinary share (non-GAAP)
Basic	(0.16)	(1.32)	(2.28)	(0.31)	4.82	(7.78)	(1.07)
Diluted	(0.16)	(1.32)	(2.28)	(0.31)	4.82	(7.78)	(1.07)

Adjusted net (loss) income per ADS(3) (non-GAAP)
Basic	(0.16)	(1.32)	(2.28)	(0.31)	4.82	(7.78)	(1.07)
Diluted	(0.16)	(1.32)	(2.28)	(0.31)	4.82	(7.78)	(1.07)

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271
Diluted	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271

Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271
Diluted	31,977,665	30,228,317	30,178,859	30,178,859	31,977,665	30,832,271	30,832,271

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.0000, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Gain on disposal of investment and Impairment losses and fair value adjustments on investments were included in line item "Other expenses, net" of condensed consolidated statements of income (loss).

(3) Every one ADS represents one ordinary share.